UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 23, 2006

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 23, 2006, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to third quarter consolidated earnings. A copy of the press release relating to such announcement, dated October 23, 2006, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated October 23, 2006*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: October 23, 2006	By: /s/ David V. Devault
	David V. Devault
	Executive Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 23, 2006*

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
       Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: October 23, 2006
FOR IMMEDIATE RELEASE

Washington Trust Reports Third Quarter Earnings

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Market; symbol: WASH), parent company of The Washington Trust Company, today announced third quarter 2006 net income of $6.6 million, up 13.0 percent from the $5.8 million reported for the third quarter of 2005. On a per diluted share basis, net income was 48 cents, up 5 cents, or 11.6 percent, from the 43 cents earned for the same quarter in 2005. For the nine months ended September 30, 2006, net income was $18.8 million compared to $16.9 million reported for the same period a year ago. On a per diluted share basis, net income was $1.37 for the nine months ended September 30, 2006, up 13 cents from the $1.24 reported for the comparable period in 2005.

Certain non-core items affected the computation of earnings in accordance with generally accepted accounting principles ("GAAP") in both 2005 and 2006. The following items are included (net of tax) in the Corporation's reported GAAP earnings. Share impact is on a diluted share basis.

- The Corporation received an additional quarterly dividend of approximately $305 thousand (2 cents per share) in the third quarter of 2006 from the Federal Home Loan Bank of Boston ("FHLBB"), following the decision by the FHLBB to delay its normal second quarter dividend on its stock.
- The Corporation recorded $247 thousand (2 cents per share) in net realized losses on sales of securities in the third quarter of 2006 in connection with securities portfolio deleveraging and other portfolio transactions.
- Acquisition-related costs of $440 thousand (3 cents per share) were recognized in the third quarter of 2005.

All references in this release to adjusted results reflect the exclusion of the impact of the various items noted above. Reconciliations of the items excluded from the Corporation's adjusted earnings for the three and nine month periods ended September 30, 2006 and 2005 are presented in the financial tables which accompany this release under the heading "Reconciliation Tables - Non-GAAP Financial Information".

-M O R E-

Excluding these non-core items, adjusted net income for the quarter and nine month periods ended September 30, 2006 were $6.5 million and $18.8 million, respectively, up 4.1% and 8.5% from the same periods in 2005. On a per diluted share basis, adjusted earnings per share for the quarter and nine month periods ended September 30, 2006 were $.48 and $1.37, respectively, an increase of $.02, or 4. 4%, and $.10, or 7.9%, respectively, from the same periods last year.

"The third quarter earnings represent a continuation of the strong financial results we have experienced in 2006," stated John C. Warren, Washington Trust Chairman and Chief Executive Officer. "More recently however, loan demand has been weak, competition for loans and deposits has intensified and the inverted yield curve continues to apply pressure to our margins. While these conditions may continue to create a difficult banking environment, we will remain focused on managing our company to enhance the long term value of our shareholders."

Net interest income totaled $15.9 million for the third quarter of 2006, up $506 thousand from the third quarter a year ago. Included in net interest income is a catch-up for the delayed second quarter dividend on the Corporation's investment in FHLBB stock of approximately $450 thousand. Adjusted net interest income, excluding the impact of the additional FHLBB dividend, was $15.4 million, essentially unchanged from the same period in 2005. The net interest margin (annualized tax-equivalent net interest income as a percentage of average earning assets) for the third quarter of 2006 amounted to 2.86%. The additional FHLBB dividend represented approximately 8 basis points of the third quarter 2006 net interest margin. Excluding the effect of the delay of the second quarter FHLBB dividend until the third quarter, the net interest margin was unchanged from the third quarter of 2005 and down by 5 basis points from the second quarter of 2006. The continued rise in short-term rates in 2006 has caused deposit costs to rise, while yields on loans and securities have remained relatively flat. The Corporation expects that this negative trend will continue.

Excluding net realized gains and losses on securities, noninterest income amounted to $11.1 million for the third quarter of 2006, an increase of 33 percent from the same quarter of 2005. This increase is primarily attributable to higher revenues from wealth management and trust services, mainly due to the acquisition of Weston Financial Group, Inc. ("Weston Financial"), which was completed on August 31, 2005.

-M O R E-

Washington Trust
Page Three, October 23, 2006

Wealth management and trust services revenues were $6.0 million for the third quarter of 2006, up $2.0 million, or 49 percent, from the third quarter of 2005. As previously stated, this increase was primarily attributable to the acquisition of Weston Financial in the third quarter of 2005. Assets under administration totaled $3.551 billion at September 30, 2006, up $126 million in the third quarter of 2006 and up $279 million, or 9 percent, from $3.272 billion at December 31, 2005. The increase is due to financial market appreciation and business development efforts.

Noninterest expenses amounted to $16.6 million for the quarter ended September 30, 2006, an increase of $1.8 million, or 12 percent, over the comparable quarter a year ago. Approximately $1.2 million, or 69 percent, of this increase was attributable to the operating expenses of Weston Financial. Included in noninterest expenses in the third quarter of 2005 were direct acquisition and acquisition related costs amounting to $605 thousand and debt prepayment penalty expense of $129 thousand.

The returns on average equity and average assets for the quarter ended September 30, 2006 were 15.62% and 1.09%, respectively, compared to 14.75% and 0.98%, respectively, for the comparable quarter in 2005. The returns on average equity and average assets for the nine months ended September 30, 2006 were 15.33% and 1.04%, respectively, compared to 14.51% and 0.96%, respectively, for the comparable period in 2005.
Total assets were $2.403 billion at September 30, 2006, up $1.3 million from December 31, 2005. The Corporation has experienced relatively modest loan demand during 2006 and has also reduced its investment securities portfolio.

During the first nine months of 2006 total loans increased by $26.6 million, or 1.9 percent. Consumer loans rose by $15.3 million, or 5.8 percent, led by growth in home equity loans. Total commercial and commercial real estate loans rose by $6.6 million, or 1.2 percent. Residential mortgages increased by $4.7 million, or 0.8 percent, for the nine months ended September 30, 2006.

The investment securities portfolio has declined by $42.6 million since December 31, 2005, primarily resulting from deleveraging transactions in response to the flat to inverted yield curve shape in effect during most of this period. Net realized losses on securities of $365 thousand were recognized in the third quarter of 2006 including sales of mortgage-backed and other debt securities totaling $56.5 million with a realized loss of $2.4 million and sales of equity securities with a realized gain of $2.0 million. For the nine month period in 2006, net realized gains on securities sales amounted to $78 thousand, excluding a realized gain of

-M O R E-

$381 thousand recognized in the second quarter in connection with the charitable donation of appreciated equity securities. Realized gains and losses on securities sales during the same three and nine month periods in 2005 were insignificant. Proceeds from these sales transactions amounting to $56.8 million during the third quarter were primarily used to reduce advances from the FHLBB, which have declined by $79.4 million and $81.2 million during the three and nine month periods ended September 30, 2006, respectively.

Deposits totaled $1.700 billion at September 30, 2006, up $60.9 million, or 3.7 percent, from December 31, 2005. Excluding a $13.9 million decrease in brokered certificates of deposit, in-market deposits were up $74.9 million, or 5.2 percent, for the nine months ended September 30, 2006. Due to increases in short-term interest rates, the Corporation has continued to experience a shift in the mix of deposits away from savings accounts and into higher cost money market accounts and certificates of deposit.

During the third quarter of 2006, the Corporation recognized a liability of $4.6 million, with a corresponding increase in goodwill, related to the contingent payment terms of its August 2005 acquisition of Weston Financial. This amount represents the 2006 payment for the three-year earn-out period ending December 31, 2008.

Asset quality continues to remain strong , with nonperforming assets (nonaccrual loans and property acquired through foreclosure) amounting to $2.6 million, or 0.11% of total assets, at September 30, 2006, compared to $2.4 million, or 0.10% of total assets at December 31, 2005. Net charge-offs amounted to $173 thousand for the nine months ended September 30, 2006, compared to net loan recoveries of $193 thousand for the same period a year ago.

The allowance for loan losses was $18.6 million, or 1.31% of total loans, at September 30, 2006, compared to $17.6 million, or 1.26% of total loans, at September 30, 2005. The Corporation's loan loss provision charged to earnings amounted to $300 and $900 thousand, respectively, for the three and nine months ended September 30, 2006, unchanged from the amounts recorded for the same periods in 2005.

Total shareholders' equity amounted to $172.4 million at September 30, 2006, compared to $158.4 million at December 31, 2005. Book value per share as of September 30, 2006 and December 31, 2005 amounted to $12.82 and $11.86, respectively.

- M O R E -

Washington Trust
Page Five, October 23, 2006

The Corporation has previously announced its intentions to open two de novo branches, one in Cranston, Rhode Island and one in Warwick, Rhode Island. The expected opening dates for these branches are the second quarters of 2007 and 2008, respectively, and are subject to various regulatory approvals.

Washington Trust President and Chief Executive Officer John C. Warren, and David V. Devault, Executive Vice President, Secretary, Treasurer, and Chief Financial Officer, will host a conference call on Monday, October 23, at 4:30 p.m. (Eastern Time) to discuss the Corporation's third quarter results. This call is being webcast by VCall and can be accessed through the Investor Relations section of the Washington Trust website, www.washtrust.com. A replay of the call will be posted in this same location on the website shortly after the conclusion of the call. You may also listen to a replay by dialing (877) 660-6853, and entering Account #: 286 and Conference ID #: 215333. The replay will be available until 11:59 p.m. on October 31, 2006.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

# # #

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, success of acquisitions, future operations, market position, financial position, and prospects, plans, goals and objectives of management are forward-looking statements. The actual results, performance or achievements of the Corporation could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of wealth management and trust assets under administration, reductions in loan demand, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in loan default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. The Corporation assumes no obligation to update forward-looking statements or update the reasons actual results, performance or achievements could differ materially from those provided in the forward-looking statements, except as required by law.

Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY

(Dollars and shares in thousands, except per share amounts)	Three Months Ended					
	September 30, 2006		June 30, 2006		September 30, 2005	
Operating Results						
Net interest income	$	15,866	$	15,217	$	15,360
Provision for loan losses		300		300		300
Net realized (losses) gains on securities		(365)		765		17
Other noninterest income		11,148		10,682		8,357
Noninterest expenses		16,611		17,280		14,810
Income tax expense		3,160		2,907		2,802
Net income		6,578		6,177		5,822
Per Share						
Basic earnings	$	0.49	$	0.46	$	0.44
Diluted earnings	$	0.48	$	0.45	$	0.43
Dividends declared	$	0.19	$	0.19	$	0.18
Weighted Average Shares Outstanding						
Basic		13,436.6		13,419.9		13,330.3
Diluted		13,726.3		13,703.2		13,641.9
Key Ratios						
Return on average assets		1.09%		1.02%		0.98%
Return on average equity		15.62%		15.28%		14.75%
Interest rate spread (taxable equivalent basis)		2.51%		2.43%		2.46%
Net interest margin (taxable equivalent basis)		2.86%		2.75%		2.78%
Allowance for Loan Losses						
Balance at beginning of period	$	18,480	$	18,247	$	17,442
Provision charged to earnings		300		300		300
Reclassification of allowance on off-balance sheet exposures		–		–		(250)
Net (charge-offs) recoveries		(135)		(67)		122
Balance at end of period	$	18,645	$	18,480	$	17,614


Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY


(Dollars and shares in thousands, except per share amounts)		Nine Months Ended		
		September 30, 2006		September30, 2005
Operating Results				
Net interest income	$	46,498	$	44,953
Provision for loan losses		900		900
Net realized gains on securities		459		20
Other noninterest income		31,291		21,427
Noninterest expenses		49,595		40,627
Income tax expense		8,925		8,002
Net income		18,828		16,871
Per Share				
Basic earnings	$	1.40	$	1.27
Diluted earnings	$	1.37	$	1.24
Dividends declared	$	0.57	$	0.54
Weighted Average Shares Outstanding				
Basic		13,414.6		13,303.2
Diluted		13,708.2		13,615.8
Key Ratios				
Return on average assets		1.04%		0.96%
Return on average equity		15.33%		14.51%
Interest rate spread (taxable equivalent basis)		2.49%		2.48%
Net interest margin (taxable equivalent basis)		2.82%		2.77%
Allowance for Loan Losses				
Balance at beginning of period	$	17,918	$	16,771
Provision charged to earnings		900		900
Reclassification of allowance on off-balance sheet exposures		–		(250)
Net (charge-offs) recoveries		(173)		193
Balance at end of period	$	18,645	$	17,614

Washington Trust Bancorp, Inc. and Subsidiaries
FINANCIAL SUMMARY

(Dollars and shares in thousands, except per share amounts)	September 30, 2006		Dec. 31, 2005		September 30, 2005
Period-End Balance Sheet					
Assets	$	2,403,266	$ 2,402,003	$	2,403,161
Total securities		741,350	783,941		782,207
Loans:					
Commercial and other:					
Mortgages		274,635	291,292		285,450
Construction and development		29,653	37,190		33,862
Other		257,026	226,252		235,457
Total commercial and other		561,314	554,734		554,769
Residential real estate:					
Mortgages		572,399	565,680		568,675
Homeowner construction		14,973	17,028		16,302
Total residential real estate		587,372	582,708		584,977
Consumer:					
Home equity lines		147,897	161,100		163,727
Other		131,901	103,366		92,639
Total consumer		279,798	264,466		256,366
Total loans		1,428,484	1,401,908		1,396,112
Deposits:					
Demand deposits		189,329	196,102		216,061
NOW accounts		172,317	178,677		186,615
Money market accounts		295,431	223,255		219,982
Savings accounts		193,029	212,499		227,834
Time deposits		850,080	828,725		759,746
Total deposits		1,700,186	1,639,258		1,610,238
Brokered deposits included in time deposits		186,184	200,115		172,598
Federal Home Loan Bank advances		464,148	545,323		577,936
Shareholders' equity		172,420	158,446		157,251
Capital Ratios					
Tier 1 risk-based capital		9.55%	9.06%		8.82%
Total risk-based capital		10.97%	10.51%		10.31%
Tier 1 leverage ratio		5.81%	5.45%		5.32%
Share Information					
Shares outstanding at end of period		13,445.1	13,361.8		13,347.0
Book value per share	$	12.82	$ 11.86	$	11.78
Tangible book value per share	$	8.53	$ 7.79	$	7.68
Market value per share	$	26.51	$ 26.18	$	27.19
Credit Quality					
Nonaccrual loans	$	2,180	$ 2,414	$	1,873
Other real estate owned, net		402	–		–
Nonperforming assets to total assets		0.11%	0.10%		0.08%
Nonaccrual loans to total loans		0.15%	0.17%		0.13%
Allowance for loan losses to nonaccrual loans		855.28%	742.25%		940.42%
Allowance for loan losses to total loans		1.31%	1.28%		1.26%
Assets Under Administration					
Market value	$	3,550,965	$ 3,271,756	$	3,219,011


Washington Trust Bancorp, Inc. and Subsidiaries
RECONCILIATION TABLES - NON-GAAP FINANCIAL INFORMATION


(Dollars and shares in thousands, except per share amounts)	Three Months Ended September 30,				Nine Months Ended September 30,			
	2006		2005		**2006**		2005	
NET INCOME (GAAP)	$	6,578	$	5,822	$	18,828	$	16,871
Add: Acquisition costs, net of tax		-		440		-		440
Add: Net realized loss on sales of securities, net of tax		247		-		-		-
Less: Net realized gain on sales of securities, net of tax (1)		-		-		(53)		-
Less: Additional FHLBB dividend received		(305)		-		-		-
ADJUSTED NET INCOME (NON-GAAP)	$	6,520	$	6,262	$	18,775	$	17,311
DILUTED EARNINGS PER SHARE (GAAP)	$	.48	$	.43	$	1.37	$	1.24
Add: Acquisition costs, net of tax		-	$	.03		-	$	.03
Add: Net realized loss on sales of securities, net of tax		.02		-		-		-
Less: Net realized gain on sales of securities, net of tax (1)		-		-		-		-
Less: Additional FHLBB dividend received		(.02)		-		-		-
DILUTED EARNINGS PER SHARE, ADJUSTED (NON-GAAP)	$	.48	$	.46	$	1.37	$	1.27
NET INTEREST INCOME (GAAP)	$	15,866	$	15,360	$	46,498	$	44,953
Less: Additional FHLBB dividend received		(450)		-		(450)		-
NET INTEREST INCOME, ADJUSTED (NON-GAAP)	$	15,416	$	15,360	$	46,048	$	44,953
RETURN ON AVERAGE ASSETS (GAAP)		1.09%		0.98%		1.04%		0.96%
Add: Acquisition costs, net of tax		-%		0.02%		-%		0.02%
Add: Net realized loss on sales of securities, net of tax		0.01%		-%		-%		-%
Less: Net realized gain on sales of securities, net of tax (1)		-%		-%		0.00%		-%
Less: Additional FHLBB dividend received		(0.01%)		-%		-%		-%
ADJUSTED RETURN ON AVERAGE ASSETS (NON-GAAP)		1.09%		1.00%		1.04%		0.98%
RETURN ON AVERAGE EQUITY (GAAP)		15.62%		14.75%		15.33%		14.51%
Add: Acquisition costs, net of tax		-%		0.28%		-%		0.28%
Add: Net realized loss on sales of securities, net of tax		0.15%		-%		-%		-%
Less: Net realized gain on sales of securities, net of tax (1)		-%		-%		(0.03%)		-%
Less: Additional FHLBB dividend received		(0.18%)		-%		-%		-%
ADJUSTED RETURN ON AVERAGE EQUITY (NON-GAAP)		15.59%		15.03%		15.30%		14.79%

(1) Excludes $258 realized gains on equity securities, net of tax, realized in connection with charitable donation of appreciated securities in the second quarter of 2006.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	(Unaudited) September 30, 2006		December 31, 2005	
Assets:				
Cash and due from banks	$	52,862	$	48,997
Federal funds sold and other short-term investments		15,923		17,166
Mortgage loans held for sale		2,913		439
Securities:				
Available for sale, at fair value; amortized cost $581,154 in 2006 and $620,638 in 2005		580,506		619,234
Held to maturity, at cost; fair value $159,099 in 2006 and $162,756 in 2005		160,844		164,707
Total securities		741,350		783,941
Federal Home Loan Bank stock, at cost		31,966		34,966
Loans:				
Commercial and other		561,314		554,734
Residential real estate		587,372		582,708
Consumer		279,798		264,466
Total loans		1,428,484		1,401,908
Less allowance for loan losses		18,645		17,918
Net loans		1,409,839		1,383,990
Premises and equipment, net		24,068		23,737
Accrued interest receivable		11,441		10,594
Investment in bank-owned life insurance		39,374		30,360
Goodwill		44,558		39,963
Identifiable intangible assets, net		13,200		14,409
Other assets		15,772		13,441
Total assets	$	2,403,266	$	2,402,003
Liabilities:				
Deposits:				
Demand deposits	$	189,329	$	196,102
NOW accounts		172,317		178,677
Money market accounts		295,431		223,255
Savings accounts		193,029		212,499
Time deposits		850,080		828,725
Total deposits		1,700,186		1,639,258
Dividends payable		2,558		2,408
Federal Home Loan Bank advances		464,148		545,323
Junior subordinated debentures		22,681		22,681
Other borrowings		14,928		9,774
Accrued expenses and other liabilities		26,345		24,113
Total liabilities		2,230,846		2,243,557
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 13,459,740 shares in 2006 and 13,372,295 in 2005		841		836
Paid-in capital		35,096		32,778
Retained earnings		137,900		126,735
Accumulated other comprehensive loss		(1,050)		(1,653)
Treasury stock, at cost; 14,676 shares in 2006 and 10,519 in 2005		(367)		(250)
Total shareholders' equity		172,420		158,446
Total liabilities and shareholders' equity	$	2,403,266	$	2,402,003

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share amounts)

(Unaudited)

Periods ended September 30,	Three Months 2006	Three Months 2005	Nine Months 2006	Nine Months 2005
Interest income:				
Interest and fees on loans	$ 23,430	$ 20,418	$ 68,457	$ 57,339
Interest on securities				
Taxable	8,493	8,085	25,553	24,804
Nontaxable	405	221	1,104	610
Dividends on corporate stock and Federal Home Loan Bank stock	1,197	594	2,124	1,838
Interest on federal funds sold and other short-term investments	252	187	517	321
Total interest income	33,777	29,505	97,755	84,912
Interest expense:				
Deposits	12,473	8,241	33,872	22,800
Federal Home Loan Bank advances	5,011	5,741	16,115	16,960
Junior subordinated debentures	338	124	1,014	124
Other	89	39	256	75
Total interest expense	17,911	14,145	51,257	39,959
Net interest income	15,866	15,360	46,498	44,953
Provision for loan losses	300	300	900	900
Net interest income after provision for loan losses	15,566	15,060	45,598	44,053
Noninterest income:				
Wealth management and trust services	6,040	4,066	18,099	10,764
Service charges on deposit accounts	1,312	1,158	3,667	3,337
Merchant processing fees	2,125	1,932	4,828	4,047
Income from bank-owned life insurance	389	282	1,014	833
Net gains on loan sales	417	415	1,029	1,320
Net realized (losses) gains on securities	(365)	17	459	20
Other income	865	504	2,654	1,126
Total noninterest income	10,783	8,374	31,750	21,447
Noninterest expense:				
Salaries and employee benefits	9,651	8,194	29,100	23,103
Net occupancy	934	828	2,906	2,483
Equipment	872	832	2,552	2,583
Merchant processing costs	1,796	1,623	4,090	3,357
Advertising and promotion	371	460	1,489	1,496
Outsourced services	490	406	1,504	1,263
Legal, audit and professional fees	563	513	1,342	1,425
Amortization of intangibles	398	196	1,209	442
Other	1,536	1,758	5,403	4,475
Total noninterest expense	16,611	14,810	49,595	40,627
Income before income taxes	9,738	8,624	27,753	24,873
Income tax expense	3,160	2,802	8,925	8,002
Net income	$ 6,578	$ 5,822	$ 18,828	$ 16,871
Weighted average shares outstanding - basic	13,436.6	13,330.3	13,414.6	13,303.2
Weighted average shares outstanding - diluted	13,726.3	13,641.9	13,708.2	13,615.8
Per share information:				
Basic earnings per share	$ 0.49	$ 0.44	$ 1.40	$ 1.27
Diluted earnings per share	$ 0.48	$ 0.43	$ 1.37	$ 1.24
Cash dividends declared per share	$ 0.19	$ 0.18	$ 0.57	$ 0.54

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

Three months ended September 30,	2006			2005		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Residential real estate loans	$ 588,488 $	7,596	5.12% $	574,344 $	7,104	4.91%
Commercial and other loans	564,804	10,990	7.72%	539,145	9,684	7.13%
Consumer loans	278,864	4,898	6.97%	251,540	3,677	5.80%
Total loans	1,432,156	23,484	6.51%	1,365,029	20,465	5.95%
Federal funds sold and other short-term investments	20,132	252	4.96%	22,562	186	3.27%
Taxable debt securities	706,319	8,493	4.77%	764,617	8,085	4.19%
Nontaxable debt securities	42,842	622	5.76%	23,467	341	5.76%
Corporate stocks and FHLBB stock	48,704	1,289	10.50%	49,828	677	5.40%
Total securities	817,997	10,656	5.17%	860,474	9,289	4.28%
Total interest-earning assets	2,250,153	34,140	6.02%	2,225,503	29,754	5.30%
Non interest-earning assets	160,883			142,845		
Total assets	$ 2,411,036			$ 2,368,348		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 174,740 $	78	0.18% $	180,292 $	76	0.17%
Money market accounts	281,559	2,584	3.64%	203,149	1,141	2.23%
Savings deposits	191,232	327	0.68%	229,049	332	0.58%
Time deposits	868,487	9,484	4.33%	741,127	6,692	3.58%
FHLBB advances	480,033	5,011	4.14%	609,050	5,741	3.74%
Junior subordinated debentures	22,681	338	5.91%	8,136	124	6.04%
Other	7,624	89	4.66%	3,514	40	4.55%
Total interest-bearing liabilities	2,026,356	17,911	3.51%	1,974,317	14,146	2.84%
Demand deposits	192,626			214,256		
Other liabilities	23,589			21,936		
Shareholders' equity	168,465			157,839		
Total liabilities and shareholders' equity	$ 2,411,036			$ 2,368,348		
Net interest income (FTE)		$ 16,229			$ 15,608	
Interest rate spread			2.51%			2.46%
Net interest margin			2.86%			2.78%

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS

(Unaudited)

Nine months ended September 30,		2006			2005	
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Residential real estate loans	$ 589,635	$ 22,505	5.10%	$ 554,771	$ 20,498	4.94%
Commercial and other loans	563,284	32,294	7.67%	523,242	27,032	6.91%
Consumer loans	272,960	13,819	6.77%	242,084	9,945	5.49%
Total loans	1,425,879	68,618	6.43%	1,320,097	57,475	5.82%
Federal funds sold and other short-term investments	14,416	517	4.79%	15,127	320	2.83%
Taxable debt securities	727,175	25,553	4.70%	799,620	24,804	4.15%
Nontaxable debt securities	39,254	1,697	5.78%	21,338	938	5.88%
Corporate stocks and FHLBB stock	49,723	2,393	6.44%	51,386	2,122	5.52%
Total securities	830,568	30,160	4.86%	887,471	28,184	4.25%
Total interest-earning assets	2,256,447	98,778	5.85%	2,207,568	85,659	5.19%
Non interest-earning assets	155,006			132,209		
Total assets	$ 2,411,453			$ 2,339,777		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 174,156	$ 225	0.17%	$ 177,201	$ 231	0.17%
Money market accounts	247,979	6,026	3.25%	195,585	2,900	1.98%
Savings deposits	197,035	888	0.60%	239,794	1,081	0.60%
Time deposits	863,831	26,733	4.14%	721,502	18,588	3.44%
FHLBB advances	527,108	16,115	4.09%	631,831	16,960	3.59%
Junior subordinated debentures	22,681	1,014	5.98%	2,742	124	6.04%
Other	7,331	256	4.67%	2,311	76	4.37%
Total interest-bearing liabilities	2,040,121	51,257	3.36%	1,970,966	39,960	2.71%
Demand deposits	185,088			195,451		
Other liabilities	22,517			18,366		
Shareholders' equity	163,727			154,994		
Total liabilities and shareholders' equity	$ 2,411,453			$ 2,339,777		
Net interest income (FTE)		$ 47,521			$ 45,699	
Interest rate spread			2.49%			2.48%
Net interest margin			2.82%			2.77%